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                                            Filed by: CFW Communications Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     Subject Company: CFW Communications Company
                                                     Commission File No. 0-16751

Contacts:  CFW Communications            R&B Communications
           Michael B. Moneymaker         J. Allen Layman
           540-946-3531                  540-966-2200

                CFW Communications ANNOUNCES SIGNIFICANT PROGRESS
                     REGARDING STRATeGIC GROWTH TRANSACTIONS

      CFW and R&B Communications Sign Merger Agreement; Bell Atlantic Signs
             Contingency Waiver Regarding Acquisition of PrimeCo PCS

    Transactions Position New Company As A Leading Integrated Communications
                          Provider In The Mid-Atlantic;
         Operating Largest CDMA Network In Region With 8.3 Million POPs

     Waynesboro AND DALEville, VA, JUNE 20, 2000 -- CFW Communications Company (NASDAQ: CFWC) and closely held R&B Communications, Inc., two Integrated Communications Providers (ICPs) in the Mid-Atlantic region, today announced the signing of a merger agreement. CFW also announced that Bell Atlantic has signed a waiver of contingency relating to the pending Bell Atlantic/GTE merger, thus clearing the way for the Company to move forward on its intent to acquire PrimeCo's PCS licenses, assets and operations in Richmond and Norfolk, Virginia.

     Together, the two transactions will establish the combined company as a major digital personal communications services (PCS) provider and a leading ICP in the Mid-Atlantic region.

     R&B is an ICP supplying local and long distance telephone service, and dial-up and high-speed internet service to business and residential customers in Roanoke, Virginia and the surrounding area as well as in the New River Valley of Virginia. R&B also holds significant stakes in the Virginia and West Virginia PCS Alliances, which are partnerships between CFW, R&B and third parties providing digital PCS service to a potential customer base of 3.6 million people in Virginia and West Virginia. As a result of the merger, the combined company will have ownership interests in the PCS Alliances of 91% in Virginia and 78% in West Virginia, enabling it to consolidate the Alliances' financial results. CFW and R&B also own licenses covering another 1.8 million people, bringing the total potential digital PCS customer base to 5.4 million.

     CFW will exchange 60.27 shares of its common stock for each outstanding share of R&B. The transaction will be a tax-free reorganization accounted for as a purchase and is subject to regulatory approvals.

     The PrimeCo PCS operations, which are being divested in connection with Bell Atlantic's pending merger with GTE, include PCS licenses and assets with more than 86,000 current subscribers and a potential customer base of 2.9 million people in central and eastern Virginia, including Richmond, Norfolk and the Tidewater region, and in the Outer Banks of North Carolina, a service area contiguous to the combined company's current PCS service area.

     CFW will purchase the PrimeCo PCS operations for a cash payment of $407 million to PrimeCo PCS, assumption of $20 million in lease obligations and exchange of CFW's ownership interests and assets in two cellular properties. The transaction is subject to regulatory approvals.

     With this acquisition, the combined company will have a digital PCS customer base of over 140,000, and will be positioned to market its digital PCS services over the largest CDMA network in its operating region, encompassing a potential customer base of 8.3 million people.
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     "We are pleased to report  significant  progress since our announcements of
May 18, 2000. These complementary strategic transactions will accelerate the combined company's strategy of becoming a major digital PCS provider in the Mid-Atlantic region," said James S. Quarforth, Chairman and Chief Executive Officer of CFW. "The R&B merger also enhances the combined company's position as a leading ICP in the region by significantly expanding our footprint in local telephony. We will now have approximately 50,500 ILEC access lines, 13,300 CLEC access lines and 56,300 Internet customers, supported by a fiber-optic network throughout the region."

     CFW and R&B have partnered in the Virginia and West Virginia communications markets for a number of years, resulting in several joint investments including ValleyNet, a fiber optic consortium, the Virginia and West Virginia PCS Alliances and several other digital PCS and LMDS wireless spectrum licenses. The combined company will also own significant MMDS wireless spectrum licenses throughout the region.

     J. Allen Layman, President and Chief Executive Officer of R&B, commented, "Our companies have worked together for a long time, and we believe this merger represents the continuation of our growth strategies. The combination of CFW and R&B's financial and human resources will offer many benefits to our customers, employees and shareholders."

     Mr. Quarforth will be Chief Executive Officer of the merged company and Mr. Layman will become President and Chairman of the Board. Carl A. Rosberg,
President and Chief Operating Officer of CFW, will become Executive Vice President and Chief Operating Officer and Michael B. Moneymaker, Chief Financial Officer of CFW, will be Chief Financial Officer. Mr. Layman and Mr. John Williamson III, President and CEO of RGC Resources will be added to the CFW Board of Directors as a result of the merger.

     Both transactions are expected to close in the third quarter of 2000. Additional information regarding these transactions may be found in the Company's May 18, 2000 press release, or on the CFW web site at www.cfw.com.

About CFW Communications
CFW Communications Company, doing business as CFW Intelos and Intelos, is an Integrated Communications Provider with headquarters in Waynesboro, Virginia. CFW provides a broad range of products and services to customers in Virginia, West Virginia, Kentucky and Tennessee including digital PCS, dial-up Internet access, high-speed data transmission, DSL (high-speed Internet access), and local telephone service to businesses and long distance telephone services to business and residential customers. Detailed information about CFW Communications and Intelos is available at www.cfw.com and www.intelos.com.

About R&B Communications
R&B Communications, Inc. is an Integrated Communications Provider headquartered in Daleville, Virginia. R&B provides a broad range of products and services to customers in Roanoke and the surrounding communities and the New River Valley of Virginia. These services include digital PCS, dial-up Internet access, high-speed data transmission, DSL, and local telephone service to businesses and long distance telephone services to business and residential customers. Detailed information about R&B Communications is available at www.rbnet.com.

Forward-looking statements made by the Companies are based on a number of assumptions, estimates and projections. These statements are not guarantees of future performance and involve risks and uncertainties and any significant deviations from these assumptions could cause actual results to differ materially from those in forward-looking statements. The Companies undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

WE URGE INVESTORS and security holders TO READ CFW'S Registration Statement on Form S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION. When these and other documents relating to the transaction are filed with the Commission, investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by CFW may also be obtained for free from CFW by directing a request to CFW Communications Company, P. O. Box 1990, Waynesboro, Virginia 22980, Attn: Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on CFW's website at www.cfw.com or www.intelos.com. when they become available, READ THE DEFINITIVE Registration Statement and JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

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